                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 2054

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

 X  Form 10-K    Form 20-F    Form 11-K     Form 10-Q     Form N-SAR
---           ---         ---           ---           ---


                       Commission file number 0-23812
                                             --------

                  THE QUANTUM GROUP, INC. AND SUBSIDIARIES
                  ----------------------------------------
                          Full Name of Registrant

                                    N/A
                                -----------
                         Former Name of Registrant


             Park Irvine Center, 14771 Myford Road, Building B
          -------------------------------------------------------
         Address of Principal Executive Offices (Street and Number)

                          Tustin, California 92780
                         --------------------------
                          City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)
----------------------------------
If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

      (a) The reasons described in reasonable detail in Part III of this
------    form could not eliminated without unreasonable effort of expense;

   X  (b) The subject annual report, semi-annual report, transition report
------ on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   X  (c) The accountant's statements or other exhibit required by Rule
------    12b-25 (c) has been attached if applicable.


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PART III - NARRATIVE
--------------------

The Company was delayed in compiling certain financial information necessary for it to complete its audit for the year ended December 31, 1999. The Company expects to complete the financial statements and file its annual report on Form 10 KSB on or before April 14, 2000.

The Company has filed all other reports required since reporting requirements were instituted.

There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report or portion thereof.


PART IV - OTHER INFORMATION
---------------------------

Name and telephone number of person to contact in regard to this notification.

 Ron Poulton        (801)           355-1341
 --------------     ----------     ----------------
 (Name)           (Area Code)    (Telephone Number)

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                     THE QUANTUM GROUP, INC., AND SUBSIDIARIES
                  ---------------------------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: March 29, 2000          The Quantum Group, Inc., and Subsidiaries

                               By:/S/ Ehrenfried Liebich
                               -----------------------------------
                               Ehrenfried  Liebich
                               Chairman of the Board, President and
                               Chief Executive Officer